EXHIBIT 99.2

PRESS RELEASE

TotalEnergies and Veolia Join Forces to Accelerate the Development of Biomethane

Paris, February 02, 2022 – TotalEnergies and Veolia have signed an agreement to produce biomethane from Veolia waste and water treatment facilities operating in more than 15 countries.

The partners will develop and co-invest in a portfolio of international projects, with the ambition to produce up to 1.5 terawatt-hours (TWh) of biomethane per year by 2025. This production of renewable gas made from organic waste will be equivalent to the average annual natural gas consumption of 500,000 residents and will avoid some 200,000 tons of CO2 per year. TotalEnergies will market the resulting biomethane as a renewable fuel for mobility or as a substitute for natural gas in other uses.

As part of this agreement, the partners will pool their industrial know-how in biomethane production. Veolia will provide its expertise in the production and processing of biogas from its facilities, and TotalEnergies will contribute its in-depth knowledge of the entire biomethane value chain.

"We are pleased to partner with Veolia to promote the recovery of waste through the production of biomethane, and thereby the circular economy, one of the pillars of sustainable development," said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies. "The development of biomethane is part of TotalEnergies' transformation into a broad energy company, and the deployment of its ambition to be a major player in renewables."

"Our partnership with TotalEnergies is in line with Veolia's strategy to develop solutions for decarbonizing the energy mix, notably with biogas, as part of an ecological transition," said Estelle Brachlianoff, Chief Operating Officer of Veolia. "At the global level, the biogas resources at our sites offer more than 6 terawatt hours of primary energy. With this biomethane production potential and our know-how in biogas management, Veolia intends to become a leading player in the value chain while developing more decentralized and local green energy production capacity."

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TotalEnergies and Biomethane

TotalEnergies is the segment leader in France, with close to 500 GWh of production capacity, and aims to become a major player in biomethane internationally by partnering with market leaders such as Clean Energy in the United States. The Company is active across the entire biomethane value chain, from project development to marketing of biomethane and its by-products (biofertilizers, bioCO2). It aims to produce at least 2 TWh of biomethane per year by 2025 – equivalent to the annual consumption of 670,000 French consumers and a reduction in CO2 emissions of 400,000 tons.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Veolia and biomethane

Veolia is now one of the world's largest producers of energy from biogas, with a primary energy resource of nearly 6 TWh. As a world leader in ecological transformation, Veolia aims to maximize the recovery of biogas in the form of biomethane and to expand its global resource base, in a circular economy approach. The Group's ambition is to become one of the leading players in the biomethane sector and to develop more green energy production capacity to help combat climate change.

About de Veolia

Veolia Group aims to become the benchmark company for ecological transformation. Present on five continents with nearly 179,000 employees, the Group designs and deploys useful, practical solutions for the management of water, waste and energy that are contributing to a radical turnaround of the current situation. Through its three complementary activities, Veolia helps to develop access to resources, to preserve available resources and to renew them. In 2020, the Veolia group served 95 million inhabitants with drinking water and 62 million with sanitation, produced nearly 43 million megawatt hours and recycled 47 million tonnes of waste. Veolia Environment (Paris Euronext: VIE) achieved consolidated sales of 26.010 billion euros in 2020.  www.veolia.com

Veolia Contacts

Group Press Relations: + 33 1 85 57 86 25 / 33 33 I presse.groupe@veolia.com

Investor Relations: + 33 1 85 57 84 76 / 84 80 I investor-relations@veolia.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).